Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-34019, 333-01019, 333-52199, 333-133389 and 333-133391 on Form S-8 of our reports dated April 24, 2007 on the financial statements and financial statement schedule of Calgon Carbon Corporation (which expresses an unqualified opinion and includes an explanatory paragraph relating to Calgon Carbon Corporation’s change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets;” in 2002) and our report on the effectiveness of internal controls over financial reporting dated April 24, 2007 and appearing in this Annual Report on Form 10-K/A of Calgon Carbon Corporation for the year ended December 31, 2004.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania

April 24, 2007